Exhibit 99.1

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

NEWS RELEASE

First Mining Announces US$22.5 Million Funding Agreement to Advance the Springpole Gold Project

First Mining Signs Definitive Agreement to Sell a 50% Silver Stream on the Springpole Gold Project to First Majestic Silver

June 11, 2020 – Vancouver, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has entered into a funding agreement (the “Agreement”) with First Majestic Silver Corp. (“First Majestic”) (TSX: FR) (NYSE: AG) in relation to the Company’s 100%-owned Springpole Gold Project (“Springpole” or the “Project”) located in Ontario, Canada. Under the terms of the Agreement, First Majestic will pay First Mining total consideration of US$22.5 million for the right to purchase 50% of the payable silver produced from Springpole for the life of the Project (the “Stream”). Further details are set out below under “Silver Stream Agreement Details”.

“We are excited to enhance our strategic partnership with First Majestic to fund Springpole through the completion of the Pre-Feasibility and Environmental Assessment processes”, stated Dan Wilton, CEO of First Mining Gold. “This agreement is the result of a year-long process to explore non-dilutive financing alternatives with a number of different parties. This silver stream sale leverages Springpole’s potential by-product revenue, strengthens our balance sheet, and provides a less dilutive source of funding to support our continued advancement of one of the largest undeveloped open-pit gold deposits in North America.”

Benefits of the Transaction

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Secures a less dilutive source of funding to advance Springpole through a key de-risking phase, with the advancement of technical studies, environmental permitting, and community consultation
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Provides First Mining with sufficient capital to fund Springpole development through the completion of a Pre-Feasibility Study (“PFS”) for Springpole and the Environmental Assessment processes, as well as corporate G&A through 2023
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Leaves the Springpole project substantially unencumbered while maintaining robust potential cash costs and all-in sustaining costs
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Increases strategic relationship with First Majestic to leverage their significant technical and operating expertise for the benefit of Springpole development

Silver Stream Agreement Details

First Mining’s wholly-owned subsidiary, Gold Canyon Resources Inc., which owns 100% of Springpole, has entered into a definitive silver purchase agreement with First Majestic. The key terms of the Agreement are as follows:

Silver Stream

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First Majestic will purchase 50% of the payable silver that will be produced from Springpole by First Mining for the life of the Project

First Mining Consideration

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US$10 million on closing of the Agreement, with US$2.5 million payable in cash and the remaining $7.5 million payable in common shares of First Majestic (the “First Majestic Shares”) based on the volume-weighted average trading price (“VWAP”) of the First Majestic Shares on the Toronto Stock Exchange (the “TSX”) for the 20 trading days up to the day immediately prior to the closing date
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US$7.5 million upon First Mining publicly announcing the completion of a positive PFS for Springpole, with US$3.75 million payable in cash and US$3.75 million payable in First Majestic Shares (based on 20-day VWAP)
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US$5 million upon First Mining receiving approval of a Federal or Provincial Environmental Assessment for the Project, with US$2.5 million payable in cash and the balance in First Majestic Shares (based on 20-day VWAP)
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The First Majestic Shares shall be subject to a statutory four month and one day hold period pursuant to applicable Canadian securities laws

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

Buyback Right

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First Mining has the right to repurchase 50% of the Stream for US$22.5 million at any time prior to the commencement of commercial production at Springpole

Warrant Issuance to First Majestic

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As part of the Agreement, First Mining will issue 30 million common share purchase warrants (“Warrants”) to First Majestic on the closing date. Each Warrant will entitle First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years

Future Silver Stream Cash Payments

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First Majestic will make ongoing cash payments to First Mining equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery, subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”)
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The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of commercial production at the Project

Technical Committee

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First Mining and First Majestic will form a three-member technical committee (the “Technical Committee”) comprised of two members from First Mining and one member from First Majestic. The Technical Committee will advise First Mining on metallurgical testing, process flow sheet development and through the completion of PFS and Feasibility studies for Springpole, leveraging First Majestic’s operating experience, intellectual property, and infrastructure

Other Details

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First Mining has granted a right of first refusal to First Majestic with respect to any future silver stream financings for Springpole

Transaction Conditions and Timing

First Majestic will need to obtain TSX approval to list the First Majestic Shares that are part of the consideration, and First Mining will need to obtain TSX approval to list the common shares of First Mining issuable upon exercise of the Warrants. The transaction is expected to close in early July 2020.

Advisors and Counsel

Cormark Securities Inc. is acting as the Company’s financial advisor and Cassels, Brock & Blackwell LLP is acting as the Company’s legal advisor.

Conference Call and Webcast

Management of First Mining will host a webcast on Friday, June 12, 2020 at 7 a.m. Pacific time / 10 a.m. Eastern time to discuss the merits of the Stream transaction, First Mining’s recent developments, and to answer shareholder questions. Shareholders, analysts, investors, and media are invited to join the live webcast by registering using the following link:

https://us02web.zoom.us/webinar/register/1515918221588/WN_UEgMChWtSRuiKLkb3iWjEQ

After registering, you will receive a confirmation email containing details to access the webinar via conference call or webcast.

A replay of the webcast will be available on First Mining’s website following the conclusion of the call.

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

Springpole Gold Project

Springpole is one of the largest undeveloped open pit gold assets in Canada, with permitting and a Pre-Feasibility Study underway. The Project covers 41,943 hectares in northwestern Ontario, located approximately 110 kilometres northeast of Red Lake. Springpole currently hosts 4.67 million ounces gold in the Indicated category and 0.23 million ounces gold in the Inferred category, and the results of a Preliminary Economic Assessment study published in 2019 (“PEA”) showcased the Project’s size and scale. The study highlights an open pit mine and milling operation with the potential to produce an average of 410,000 ounces of gold annually when in production (years two to nine). First Mining acquired the Project in November 2015 through its acquisition of Gold Canyon Resources Inc.

For additional details, including a description of data verification and QA/QC procedures, refer to the technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, dated November 5, 2019, which was prepared for First Mining by SRK Consulting (Canada) Inc. in accordance with NI 43-101, and which is available under First Mining’s SEDAR profile at www.sedar.com. First Mining notes that the PEA is preliminary in nature, in that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and that there is no certainty that the PEA will be realized.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category. A Pre-Feasibility Study is underway, with completion targeted in early 2021, and permitting is on-going with submission of the EIS targeted for 2021. The Company is also in the process of closing its announced transaction with Treasury Metals Inc., after which it will hold a large equity position in Treasury that is advancing the Goliath-Goldlund gold project towards construction. First Mining’s eastern Canadian property portfolio also includes Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations
Direct: 1.604.639.8827 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

TSX: FF OTCQX: FFMGF FRANKFURT: FMG

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company’s focus on advancing its assets towards production;(ii) realizing the value of the Company’s gold projects for the Company’s shareholders; . (iii) future prices of gold, silver, base metals and certain other commodities; (iv) the timing and amount of estimated future production; and (iv) the potential to enhance the economics of the Springpole through enhancing processing or other technologies. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: failure to obtain regulatory approval; demand for the Units and FT Units; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.